April 2, 2015

Rahul Patel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 for the Pruco Life of New Jersey Variable Contract Real Property Account, Registration No. 333-202194

Ladies and Gentlemen:

Pursuant to Rule 461, the registrant and principal underwriter for the above referenced registration statement Pruco Life Insurance Company of New Jersey and Pruco Securities LLC, respectively, hereby request acceleration of the above referenced Pre-Effective Amendment so that it becomes effective on April 28, 2015, or as soon as practicable thereafter.  Through this request for acceleration, we hereby withdraw the request for acceleration filed on April 1, 2015 for this registration statement and replace it with this request.

Respectfully yours,

Pruco Life Insurance Company of New Jersey

/s/ Jordan K. Thomsen
Jordan K. Thomsen
Vice President and Corporate Counsel

Pruco Securities LLC

/s/ Sun-Jin Moon
Sun-Jin Moon
Assistant Secretary

Via EDGAR